Exhibit 99.1

Financial Statements

For the year ended
December 31, 2010

PricewaterhouseCoopers LLP 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825 www.pwc.com/ca

February 9, 2011

Independent Auditor’s Report

To the Shareholders of OPTI Canada Inc.

We have audited the accompanying financial statements of OPTI Canada Inc., which comprise the balance sheet as at December 31, 2010 and 2009 and the statements of loss, comprehensive loss and deficit and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of OPTI Canada Inc. as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 2(a) to these financial statements, which states that OPTI Canada Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters as described in Note 2(a), indicate the existence of a material uncertainty which may cast significant doubt about the ability of OPTI Canada Inc. to continue as a going concern.

Chartered Accountants

(2)

2010

Balance Sheets
As at December 31,

(amounts in thousands of Canadian dollars)	2010	2009

ASSETS
Current
Cash and cash equivalents	$173,110	$357,723
Accounts receivable and deposits (note 3)	33,255	15,308
Inventory (note 4)	11,904	8,496
Interest reserve account (note 6c)	28,688	-
	246,957	381,527

Property, plant and equipment (note5)	3,487,346	3,442,496
Interest reserve account (note 6c)	58,265	-
	$3,792,568	$3,824,023
LIABILITIES
Current
Accounts payable and accrued liabilities	$94,104	$79,135
Hedging instruments (note 10b)	89,202	134,099
	183,306	213,234

Long-term debt (note 6)	2,542,790	2,272,992
Obligation under capital lease (note 12)	20,224	20,616
Asset retirement obligation (note 8)	7,241	6,189
	2,753,561	2,513,031
SHAREHOLDERS’ EQUITY (note 9)
Capital stock	1,992,394	1,992,394
Contributed surplus	34,263	32,432
Deficit	(987,650)	(713,834)
	1,039,007	1,310,992
	$3,792,568	$3,824,023

See accompanying notes to the financial statements and going concern uncertainty (note 2a)

Signed “Chris P. Slubicki”	Signed “Ian W. Delaney”
Director	Director
February 9, 2011

OPTI CANADA INC. – 2– 2010 ANNUAL FINANCIAL STATEMENTS

2010

Statements of Loss, Comprehensive Loss and Deficit
Years ended December 31,

(amounts in thousands of Canadian dollars, except per share amounts)	2010	2009

Revenue
Petroleum sales	$249,609	$140,780
Power sales	7,451	4,961
Royalties	(7,256)	(1,905)
	249,804	143,836
Expenses
Operating expense	213,814	146,331
Diluent and feedstock purchases	86,194	102,193
Transportation	14,618	13,133
Interest, net	212,224	150,222
General and administrative	14,712	17,339
Financing charges	16,207	21,881
Realized loss (gain) on hedging instruments	85,492	(40,323)
Foreign exchange gain	(127,065)	(294,415)
Unrealized (gain) loss on hedging instruments	(44,897)	233,865
Depletion, depreciation and accretion	52,321	26,114
Loss on disposal of assets	-	1,614
	523,620	377,954

Loss before taxes	(273,816)	(234,118)

Income taxes
Future tax expense (note 7)	-	72,038

Net loss and comprehensive loss	(273,816)	(306,156)

Deficit – beginning of period	(713,834)	(407,678)

Deficit – end of period	$(987,650)	$(713,834)

Loss per share, basic and diluted	$(0.97)	$(1.28)

See accompanying notes to the financial statements

OPTI CANADA INC. – 3– 2010 ANNUAL FINANCIAL STATEMENTS

2010

Statement of Cash Flows
Years ended December 31,

(amounts in thousands of Canadian dollars)	2010	2009

Cash provided by (used in):
Operating activities
Net loss	$(273,816)	$(306,156)
Items not affecting cash
Depletion, depreciation and accretion	52,321	26,114
Stock-based compensation expense	1,831	870
Loss on disposal of assets	-	1,614
Non-cash interest expense	5,045	469
Unrealized (gain) loss on hedging instruments	(44,897)	233,865
Commodity hedge expense	-	9,917
Foreign exchange (gain)	(127,065)	(294,415)
Future tax expense	-	72,038
	(386,581)	(255,684)
Net change in non-cash working capital	12,305	15,370
	(374,276)	(240,314)
Financing activities
Increase from issue of Senior notes	407,995	441,064
Repayments of revolving credit facility	-	(632,000)
Proceeds from share issuances	-	143,121
Decrease in principal portion of capital lease obligation	(392)	(341)
Net change in non-cash working capital	(10,276)	(3,725)
	397,327	(51,881)
Investing activities
Property, plant and equipment additions	(96,118)	(158,145)
Sale of assets	-	721,467
Increase in interest reserve account	(91,699)	-
Net change in non-cash working capital	(4,874)	(117,203)
	(192,691)	446,119
Foreign exchange loss on cash and cash
equivalents held in foreign currency	(14,973)	(13,346)

(Decrease) increase in cash and cash equivalents	(184,613)	140,578

Cash and cash equivalents – beginning of period	357,723	217,145
Cash and cash equivalents – end of period	$173,110	$357,723

See accompanying notes to the financial statements

         OPTI CANADA INC. – 4– 2010 ANNUAL FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

1.	SUMMARY OF OPERATIONS

OPTI Canada Inc. (OPTI) is a publicly traded Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest effective January 1, 2009.

2.	ACCOUNTING POLICIES

a)	Basis of preparation and going concern
The preparation of financial statements in accordance with Canadian GAAP requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. These areas are disclosed in note 2.

Since inception, the Company has incurred significant losses from operations and negative cash flows from operating activities, and has an accumulated deficit at December 31, 2010 of $988 million. OPTI has significant debt, as outlined in note 6, and contractual commitments as outlined in notes 10 and 12 that will necessitate cash outflows. OPTI has limited financial resources and significant levels of fixed costs in terms of our interest payments and the majority of our operating costs.  Based in large part on achieving forecast levels of Steam Assisted Gravity Drainage (“SAGD”) production and full access to our revolving credit facility, we expect to have sufficient financial resources to meet our obligations in 2011. Failure to achieve forecast bitumen production levels, changes in resource prices or foreign exchange rates and full access to the revolving credit facility are the primary risks to our liquidity in 2011.  Many of these factors are outside of the control of management. OPTI may require funding from capital markets or alternative sources.

These factors create significant doubt about OPTI’s ability to continue as a going concern and therefore OPTI may be unable to realize its assets and discharge its liabilities in the normal course of operations.  OPTI’s board of directors initiated a process to explore strategic alternatives to address the Company’s overall leverage position in 2009. OPTI has expanded its strategic alternatives to include seeking advice on capital structure adjustments and there can be no assurance that OPTI will be successful in these activities.

The financial statements have been prepared on the basis that OPTI will continue to operate as a going concern, which means we expect to realize our assets and settle liabilities and commitments in the normal course of business. The statements do not reflect adjustments in the carrying values of assets and liabilities reported, revenue or expenses and the classification used on the statement of financial position that would be necessary if the going concern assumption was not appropriate. Such adjustments would be material.

b)	Property, plant and equipment
(i) Petroleum and natural gas properties
OPTI follows the full cost method of accounting for petroleum and natural gas properties (SAGD resource assets), whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized.  Costs include land acquisition costs, geological and geophysical costs, carrying charges on non-productive properties, costs of drilling both productive and non-producing wells, costs of testing the bitumen upgrading process, related overhead and pre-operating costs.

We deplete oil and gas capitalized costs using the unit-of-production method. Depletion is calculated using remaining total proved reserves before royalties.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 5 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OPTI evaluates the carrying value of assets whenever events or conditions occur that indicate that the carrying value of assets on our balance sheet may not be recoverable from future cash flows.

Impairment is recognized if the carrying amount of the property, plant and equipment (PP&E) exceeds the sum of the undiscounted cash flows expected to result from proved reserves (ceiling test). Cash flows are calculated based on an estimate of future prices.  In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of the PP&E exceed the net present value of future cash flows from proved properties plus the carrying value of unproved properties. The risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of OPTI’s future cash flows would be recorded as a permanent impairment.

The costs of unproved properties are subject to a separate impairment test. In circumstances of impairment, the impairment would be calculated as the amount by which carrying amounts of unproved properties exceed the net present value of future cash flows. The impaired amount would be moved to the full cost pool amount subject to depletion.

Proceeds from the sale of oil and gas properties reduce PP&E, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

(ii) Major facilities
Major facilities including the Upgrader, SAGD central processing facilities, and operating costs net of revenues in relation to major facilities that are not considered to be ready for their intended use, are capitalized.  Judgement is required to determine whether operations are in the development stage.  The factors considered include whether the plant is producing a saleable product, whether the plant is operating at pre-determined operating levels in relation to commercial operations and whether the assets are ready for their intended use or other factors as circumstances warrant.  Effective April 1, 2009, the facilities related to the Upgrader was considered ready for their intended use.

An impairment loss is recognized on major facilities when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeded the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the assets exceed the discounted future cash flows from the major facilities assets.

OPTI’s major facilities are depreciated using the unit of production method based on the facilities’ productive capacity over 40 years.

(iii) Asset retirement obligations
OPTI recognizes the present value of the liability for asset retirement obligations in the period it is incurred with a corresponding increase to the carrying amount of the related asset.  The initial obligation recognized is accreted over time until the future period in which the obligation is settled.  The related asset will be depleted or amortized over its estimated useful life using the unit of production method.

(iv) Corporate assets
Corporate office assets are recorded at cost less accumulated amortization, which is calculated using the declining balance method at rates of 30 percent to 50 percent per annum.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 6– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Maintenance and turnarounds
Expenditures associated with maintenance activities or major turnarounds that improve the productive capacity or extend the life of an asset are capitalized. These costs are included in property and equipment when incurred and charged to depletion and depreciation over the estimated useful life to the next turnaround. Maintenance and repairs, other than major turnaround costs, are expensed as incurred.

(vi) Capitalized interest
OPTI capitalizes interest costs in relation to its long-term debt for major development projects.  These costs are subsequently amortized to income as a part of the related assets.  Capitalization of interest ceases when the assets are ready for their intended use.

c)	Joint venture
A significant portion of OPTI’s activities are conducted within a joint venture.  The accounts reflect OPTI’s proportionate interest in such activities.

d)	Inventory
Inventory consists of materials, supplies and volumes of PSCTM that are recorded at the lower of the weighted average cost and net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

e)	Revenue recognition – Oil and gas products
Revenue from the production of oil and gas products is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of revenue is recognized when the oil and gas product leaves the plant gate. Revenue represents OPTI’s share and is recorded prior to royalties.

f)	Revenue recognition – Power
Revenue from power generated in excess of the Long Lake project requirements is recognized when the risks and rewards are transferred to the customer. At the Long Lake Project, our share of revenue is recognized when the excess power leaves the plant gate.

g)	Transportation
OPTI is contractually obligated to pay to transport OPTI’s share of oil and gas products sold to the nearest market terminal, as well as transmission costs for OPTI’s share of excess power sold.  These costs are presented in the financial statements as transportation expense.

h)	Cash and cash equivalents
Cash and cash equivalents include cash, bankers’ acceptances, term deposits and bankers’ deposit notes that carry terms less than 91 days at the date of purchase.

i)	Accounts receivable and deposits
Accounts receivable are recorded based on our revenue recognition policy, see notes 2(e) and 2(f). If applicable, an allowance for doubtful accounts will be recorded to provide for specific doubtful receivables. Accounts receivable also includes deposits and prepaid expenses that are short term.

j)	Capital leases
Leases that transfer substantially all the benefits, risks and rewards of ownership to OPTI are recorded as capital leases.  Capital leases are capitalized at the lease’s commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments with a corresponding increase to obligations under finance leases.  Each lease payment is allocated between the liability and interest expense so as to achieve a constant rate on the obligation outstanding.  The interest expense is included in the Statement of Loss over the lease period.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 7 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k)	Income taxes
OPTI uses the liability method of accounting for income taxes.  Future tax assets and liabilities are recognized based on differences in the financial statement carrying amount for assets and liabilities and the associated tax balance.  Future taxes are measured based on substantially enacted tax rates for the period in which the temporary differences are expected to be realized or settled.  The asset must be more likely than not to be realized, otherwise a valuation allowance provision is recorded against the tax asset.

l)	Financing costs
OPTI incurs financing costs on the issuance of new debt. Financing costs are expensed as incurred and charged to the Statement of Loss.

m)	Stock-based compensation plans
Stock options granted to directors, officers, employees and consultants are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date using the Black-Scholes option pricing model and the expected forfeitures based on historical evidence.  Compensation cost is expensed over the vesting period with a corresponding increase in contributed surplus. Prior amounts have been capitalized for individuals directly related to the construction of assets, over the vesting period with a corresponding increase in contributed surplus.  When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

n)	Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect on the balance sheet date.  Other assets, other liabilities and expenses denominated in foreign currencies are translated at rates in effect at the date of the transaction.  OPTI includes foreign exchange gains or losses in earnings. These gains and losses are related to the revaluations of its U.S. dollar (US$) denominated cash and cash equivalents, hedging instruments, and U.S. dollar (US$) denominated long-term debt.

o)	Interest reserve account
Cash is considered to be restricted when its availability is limited to a specified purpose. OPTI’s interest reserve account is restricted cash in connection with the US$300 million First lien notes. The loan agreements require OPTI to maintain an account to fund anticipated interest payments through the maturity in August 2013. The current portion of the interest reserve account represents expected interest payments due in the next 12 months.

p)	Issuance discounts
Discounts, where proceeds received are less than the par value of the debt, are recorded as a reduction to long-term debt relating to the issuance of the U.S. dollar denominated debt. These discounts are being amortized using the effective interest method and charged to interest expense.

q)	Financial instruments
OPTI initially records all financial instruments at fair-value and are subsequently accounted for based on one of five classifications: held for trading, held-to-maturity, other financial liabilities, loans and receivables or available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired.

(i) Held for trading
OPTI’s commodity contracts and foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. OPTI does not use hedge accounting for its hedging instruments.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 8 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii) Held-to-maturity
The fair values of cash equivalents and short-term investments approximate their carrying value due to their short-term nature.

(iii) Other financial liabilities
Items classified as other financial liabilities on OPTI’s financial statements are accounted for at amortized cost using the effective interest method. Any gains or losses in the realization of other financial liabilities are included in earnings.

(iv) Receivables
Items classified as receivables in OPTI’s financial statements are accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of receivables are included in earnings. The fair value of accounts receivable and deposits approximate their carrying values due to the short-term nature of these instruments.

(v) Available-for-sale
OPTI has not designated any financial instruments as available-for-sale assets.

Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

r)	Use of estimates
The preparation of the financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments.  Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date.  Actual results could differ from those estimated.

The estimate of the percentage of completion of various projects at the financial statement date affects PP&E additions and the related accrued liability.  Various estimates are required in consideration of impairment of capitalized costs.  Consideration of impairment includes estimates relating to future cash flows, regulatory approval, and commodity prices.

For petroleum and natural gas properties, OPTI assesses impairment using management estimates of total proved oil and gas reserves, commodity prices and capital and operating costs required to develop those reserves. By their nature, these estimates and the related future net cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material. Our reserve estimates, which have been estimated by an independent engineering firm, are subject to change as additional information becomes available or if different assumptions are used.

The estimate related to asset retirement obligations requires estimates of the amount and timing of future abandonment liabilities, inflation, and interest rates.  The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance.  Future taxes require estimates as to the realization of future tax assets and the expected timing of reversal of tax assets and liabilities.  The fair value of the commodity contracts and foreign exchange hedging instruments is calculated using valuation models that require estimates as to future market prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements for current and future periods could be significant.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 9– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

s)	Future accounting pronouncements
The CICA issued an amendment to accounting section 3855 “Financial instruments – recognition and measurement” which is effective for years beginning on or after January 1, 2011. This standard is amended to clarify the application of the effective interest rate method after a debt instrument has been impaired, and when an embedded prepayment option is separated from its host debt instrument for accounting purposes. Management is currently evaluating this standard in conjunction with the adoption of IFRS.

t)	Comparative figures
Certain comparative figures have been reclassified to conform to presentation in the financial statements.

3.	ACCOUNTS RECEIVABLE AND DEPOSITS

	December 31, 2010	December 31, 2009
Accounts receivable (i)	$20,729	$11,586
Deposits (ii)	12,526	3,722
Total accounts receivable and deposits	$33,255	$15,308

(i)	Accounts receivable
Accounts receivable consist of trade receivables, which are unsecured and non-interest bearing.

(ii)	Deposits
OPTI has a deposit with Nexen Inc., OPTI’s joint venture partner in the Project, of $11 million (2009 - $ nil) to fund the estimated monthly operating and capital expenditures of the Project. OPTI will be required to prefund this one month deposit for the life of the Project.

4.	INVENTORY

	December 31, 2010	December 31, 2009
Materials and supplies	$9,567	$7,416
PSC™ & diluent	2,337	1,080
Total inventory	$11,904	$8,496

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 10– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

5.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2010
	Cost	Accumulated DD&A	Net book value
Petroleum and natural gas properties	$714,832	$(53,314)	$661,518
Major facilities	2,835,582	(30,821)	2,804,761
Corporate assets	92	(82)	10
Capital lease	22,719	(1,662)	21,057
	$3,573,225	$(85,879)	$3,487,346

	December 31, 2009
	Cost	Accumulated DD&A	Net book value
Petroleum and natural gas properties	$680,491	$(24,832)	$655,659
Major facilities	2,773,241	(8,624)	2,764,617
Corporate assets	622	(409)	213
Capital lease	22,719	(712)	22,007
	$3,477,073	$(34,577)	$3,442,496

During the year ended December 31, 2010, OPTI capitalized $ nil (2009 - $29 million) of interest.  The cost of unproved property in petroleum and natural gas properties was $267 million (2009 - $368 million). The cost of assets under construction in major facilities was $248 million (2009 – $464 million).

For the calculation of the December 31, 2010 ceiling test, the benchmark prices for WTI in US$/barrel were as follows: 2011 – $85.00; 2012 – $87.70; 2013 – $90.50; 2014 - $93.40; 2015 - $96.30 and thereafter annual increases of 2 percent. See note 2 for discussion of impairment policy.

6.	DEBT FACILITIES

	Note	2010	2009
Canadian dollar denominated debt
Revolving credit facility due December 2011	a	$-	$-

U.S. dollar denominated Senior notes
First lien notes
US$525million (2009: US$425 million) @ 9.0% due December 15, 2012	b	522,165	446,675
US$300million @ 9.75% due August 15, 2013	c	298,380	-
Secured notes
US$1,000million @ 8.25% due December 15, 2014	d	994,600	1,051,000
US$750million @ 7.785% due December 15, 2014	e	745,950	788,250
Total debt principal		2,561,095	2,285,925

Issuance discounts		(18,305)	(12,933)

		$2,542,790	$2,272,992

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 11– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

6.    DEBT FACILITIES (CONTINUED)

a)	Short-term revolving credit facility
OPTI has a $190 million short-term revolving credit facility.  This facility matures on December 15, 2011 and is effectively senior in priority to all other debt facilities.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility bears interest at a floating rate based on the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread above the reference rate, while any unused amounts are subject to standby fees.  During 2010 the weighted average interest rate on borrowings under this facility has been 7.1 percent (2009 – 5.8 percent). This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings. See note 11 for discussion of the financial maintenance covenant.

Subsequent to year end, OPTI borrowed $90 million on the revolving credit facility. This facility matures on December 15, 2011.

b)	US$525 million notes
During 2010 OPTI issued an additional US$100 million of First Lien Notes under the existing US$425 million series. These notes bear interest at a fixed 9.0 percent and mature on December 15, 2012.  These notes are collateralized by a first priority security interest on all OPTI’s existing and future property and are effectively senior in priority to the US$300 million notes and Secured notes.  Until June 15, 2012, OPTI may redeem all or a part of these notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest. This redemption price declines over time and these notes can be redeemed at par subsequent to June 15, 2012.

c)	US$300 million notes
In 2010, OPTI issued US$300 million of First Lien Notes which bear interest at a fixed 9.75 percent and mature on August 15, 2013.  These notes are collateralized by a first priority security interest on all OPTI’s existing and future property and are effectively senior in priority to the Secured notes.  At any time prior to August 15, 2011, OPTI may redeem all or part of these notes at a redemption price equal to between 106 percent and 102 percent of the principal amount, plus accrued interest.  At any time after August 15, 2011 OPTI may redeem all or a part of these notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest and after February 15, 2013, may redeem all or a part of these notes at par plus accrued and unpaid interest. Also, these notes have a special change of control provision of 105 percent of the principal amount.  These notes were sold with an original issue discount of 3 percent.  In connection with these notes, OPTI funded US$87 million to an interest reserve account to fund interest payments until August 15, 2013.

d)	US$1,000 million notes
OPTI has US$1,000 million Secured Notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  At any time prior to December 15, 2012, OPTI may redeem all or part of these notes at a redemption price equal to between 104 percent and 102 percent of the principal amount, plus accrued interest.  This redemption price declines over time and these notes can be redeemed at par subsequent to December 15, 2012.

e)	US$750 million notes
OPTI also has US$750 million Secured Notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the US$1,000 million Secured Notes described above.

See note 10 for schedule of debt interest and principal repayments.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 12– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

7.	FUTURE INCOME TAXES

The provision for income taxes reflects an effective tax rate of nil percent (2009 – negative 31 percent) which differs from the statutory tax rate of 28 percent (2009 – 29 percent).  The reasons for the difference are described below.

	2010	2009	2010	2009
Recovery based on book loss – Federal rate	18%	19%	$(49,287)	$(44,483)
Recovery based on book loss – Provincial rate	10%	10%	(27,382)	(23,412)
Recovery based on book loss – total	28%	29%	(76,669)	(67,895)
Impact of future tax rate and timing changes			9,630	12,414
(Non-taxable) portion of unrealized foreign exchange (gains) on U.S. dollar debt			(20,209)	(43,506)
(Non-taxable)/non-deductible portion of unrealized foreign exchange losses/(gains) on hedging instruments			(3,562)	21,218
Non-deductible/(non-taxable) portion of realized foreign exchange losses on hedging instruments			9,725	-
Non-deductible stocked based compensation expense			513	170
Valuation allowance (a)			78,911	148,596
Other			1,661	1,041
Future tax expense			$-	$72,038

Significant components of OPTI’s future tax assets are as follows:
	2010	2009
Book value in excess of tax value – capital assets	$546,147	$506,046
Book value in excess of tax value – long-term debt	31,747	8,572
Asset retirement obligation	(1,810)	(1,547)
Benefit of share issuance costs	(9,155)	(10,926)
Losses for income tax purposes	(794,436)	(650,741)
Valuation allowance (a)	227,507	148,596
Future tax asset	$-	$-

At December 31, 2010, the expiry dates of estimated losses for income tax purposes are $9 million in 2014, $16 million in 2015, $117 million in 2026, $731 million in 2027, $930 million in 2028, $672 million in 2029, and $656 million in 2030.

a)	Valuation allowance
Where unfavourable evidence exists, which in our case is primarily historical net field operating losses, additional considerations and evidence for recognition of future tax assets is required.  We have applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from our independent engineers, does not sufficiently outweigh negative factors, such as our net field operating loss in current and prior years.  As a result, we determined we do not meet the “more likely than not” criteria required for recognition of future tax assets and have therefore recognized a cumulative valuation allowance of $228 million against our future tax assets.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 13 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

8.	ASSET RETIREMENT OBLIGATION

OPTI’s obligations with respect to asset retirement relate to reclamation of wells, sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an weighted average credit adjusted risk free  rate of 13.5 percent (2009 – 11.5 percent) and estimated inflation of 2.0 percent (2009 – 3.0 percent) annually.  The total undiscounted future obligation is $125 million (2009 - $114 million).

Continuity of asset retirement obligation
Present value of obligation at January 1, 2009	$7,937
Adjustment for working interest	(2,285)
New obligations during the year	88
Asset retirement costs incurred	(1)
Accretion expense	450
Present value of obligation at December 31, 2009	$6,189
New obligations during the year	45
Change in estimate	516
Accretion expense	491
Present value of obligation at December 31, 2010	$7,241

OPTI estimates its obligations related to drilling activities will be settled over approximately 20 years and obligations relating to SAGD facilities will be settled over approximately 55 years.  OPTI’s upgrading facilities related to the Project have retirement obligations with indeterminate settlement dates and for which present value cannot be reasonably determined because the asset currently has an indeterminable useful life.  An asset retirement obligation for these assets will be recorded in the period in which the lives of the assets become reasonably determinable.

9.	SHAREHOLDERS’ EQUITY

a)     Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding
	Number of shares (thousands)	Amount
Common shares - January 1, 2009	195,930	1,847,461
Issued for cash (i)	85,720	150,010
Share issue costs net of future taxes	-	(5,437)
Common share options exercised	100	360
Total common shares – December 31, 2009 and 2010	281,750	$1,992,394

(i)    2009 equity issuance
On July 14, 2009, OPTI issued 85,720,000 common shares at a price of $1.75 per share for total gross proceeds of approximately $150 million.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 14 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

9.    SHAREHOLDERS’ EQUITY (CONTINUED)

c)     Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  OPTI’s current outstanding options vest over a three or five-year period.  The remaining number of options that are authorized for issuance under the stock option plan is 10.2 million. Options outstanding expire at various dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance January 1, 2009	7,160	$13.14
Granted	2,279	2.53
Forfeited	(4,187)	15.23
Exercised	(100)	3.30
Balance December 31, 2009	5,152	$6.90
Granted	884	0.83
Forfeited	(121)	5.97
Expired	(2,443)	9.39
Balance December 31, 2010	3,472	$3.63

		Options outstanding		Exercisable options
Exercise price range	Options (thousands)	Remaining contractual life (years)	Weighted average exercise price	Options (thousands)	Weighted average exercise price
$0.55 to $1.00	710	6.96	$0.56	-	$-
$1.01 to $2.00	553	5.58	1.70	136	1.62
$2.01 to $3.00	785	5.99	2.04	262	2.04
$3.01 to $4.00	1,000	5.40	3.36	333	3.36
$4.01 to $22.56	424	5.76	14.92	298	14.76
Balance December 31, 2010	3,472	5.93	$3.63	1,029	$6.09

At December 31, 2010 there were 1,029,000 exercisable common share options with a weighted average exercise price of $6.09. The weighted average remaining contractual life of the exercisable options is 5.5 years.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 15– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

9.    SHAREHOLDERS’ EQUITY (CONTINUED)

d)     Stock-based compensation
During the year ended December 31, 2010, there were 884,000 (2009 – 2,279,000) common share options granted which had a total fair value of $1 million (2009 – $4 million) equating to $0.83 per option (2009 – $1.82).  The fair value was calculated using the Black-Scholes pricing model at the date of each grant using the following assumptions:

	2010	2009
Expected life of options(1)	7 years	7 years
Expected dividend yield of options(2)	0%	0%
Expected volatility(3)	74%	75%
Risk free interest rate(4)	2.75%	3.00% - 3.25%
Estimated forfeiture rate(5)	15%	15%

(1)           The expected life of the options is based on the term of the options.
(2)	The expected dividend yield of options is 0% since OPTI has not historically paid dividends, nor does it intend to.
(3)	Expected volatility is based on the annual historical volatility of OPTI’s share price from the date of OPTI’s initial public offering.
(4)	The risk free rate is based upon interest rates for a zero coupon 10 year Government of Canada bond.
(5)	The estimated forfeiture rate is based on historical forfeitures.

Stock-based compensation costs for the year ended December 31, 2010 are $1.8 million (2009 – $1.4 million), of which all is included in general and administrative expenses (2009 - $0.9 million) and $ nil million is included in PP&E (2009 – $0.5 million).

e)     Contributed surplus
The following outlines changes in contributed surplus:

Balance January 1, 2009	$31,080
Capitalized stock-based compensation	482
Expensed stock-based compensation	870
Balance December 31, 2009	32,432
Expensed stock-based compensation	1,831
Balance December 31, 2010	$34,263

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 16– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

9.    SHAREHOLDERS’ EQUITY (CONTINUED)

f)	Loss per share
Basic loss per share is calculated by dividing the loss attributable to the shareholder of OPTI by the weighted average number of ordinary shares in issue during the year.  Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.  Stock options are the only potential dilutive ordinary shares for OPTI. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of OPTI’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock options.  Stock options are considered to be anti-dilutive and have therefore been excluded from the diluted per share calculation.  Due to the loss position of OPTI, there was no difference between the basic and diluted loss per share calculation for either period ended December 31, 2010 or 2009.

	2010	2009
Net loss for the period	$(273,816)	$(306,156)
Weighted average number of shares (thousands)	281,750	238,856
Basic and diluted loss per share	$(0.97)	$(1.28)

The number of shares used in loss per share calculations is determined:

Number of shares (thousands)	2010	2009
Weighted average shares outstanding	281,750	238,856
Diluted effect of stock options	-	-
Weighted average diluted shares outstanding	281,750	238,856

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair values

OPTI’s financial instruments include cash and cash equivalents, interest reserve account, accounts receivable and deposits, accounts payable and accrued liabilities, hedging instruments, long-term debt and obligations under capital leases.

The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The hedging instruments are classified as Level 2 for the purposes of measuring fair value.  The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale.

Valuations for level 2 financial instruments have inputs other than quoted prices that are observable for the asset or liability either directly or indirectly. There were no transfers between levels of the fair value hierarchy in 2010.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 17 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

The following methods and assumptions were used to estimate fair value:
•
Accounts receivable, and accounts payable are all current and primarily from and due to one customer.  Due to the short-term nature of the cash and cash equivalents and trade receivables and trade payables, the carrying values approximate the fair values.

•	The fair value of quoted notes is based on price quotations at the reporting date
•
The fair value of loans from banks, and obligations under finance leases is estimated by discounting the future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	Fair values of hedging instruments are based upon quoted market prices available from active markets.

The estimated fair values of OPTI’s financial instruments are as follows:

		2010		2009
(in millions of Canadian dollars)	Financial instrument classification	Carrying value	Estimated fair-value	Carrying value	Estimated fair-value
Cash and cash equivalents	Held to maturity	$173	$173	$358	$358
Interest reserve account	Held to maturity	87	87	-	-
Accounts receivable	Receivables	21	21	12	12
Accounts receivable and deposits	Other financial liabilities	(94)	(94)	(79)	(79)
Foreign exchange hedge instruments	Held for trading	(89)	(89)	(134)	(134)
Capital lease	Other financial liabilities	(20)	(20)	(21)	(21)
Revolving credit facility	Other financial liabilities	-	-	-	-
First lien notes
US$525 million (2009: US$425 million) @ 9.0% due 2012	Other financial liabilities	513	522	434	451
US$300 million @ 9.75% due 2013	Other financial liabilities	289	298	-	-
Secured notes
US$1,000 million @ 8.25% due 2014	Other financial liabilities	995	706	1051	870
US$750 million @ 7.785 due 2014	Other financial liabilities	746	521	788	642
Total		$2,621	$2,125	$2,409	$2,099

The carrying value of the revolving credit facility approximates its fair value due to the variable rate, first priority security position and short-term duration of the facility.

The following table shows the expected maturity of our financial liabilities at December 31, 2010.

($ millions)	Total	2011	2012 – 2013	2014 – 2015	Thereafter
Accounts payable and accrued liabilities(1)	$75	$75	$-	$-	$-
Hedging instruments – foreign exchange contracts (note 10b)	89	89	-	-	-
Debt facilities (Senior Notes - principal)(2)	2,562	-	821	1,741	-
Debt facilities (Senior Notes - interest)(3)	745	217	387	141	-
Debt facilities (Revolving credit facility) (4)	-	-	-	-	-
Operating leases and other	64	10	21	7	26
Capital leases(5)	64	3	6	6	49
Total	$3,599	$394	$1,235	$1,895	$75
(1) Excludes accrued interest expense related to the Senior Notes.
(2) Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.99 to US$1.00 at December 31, 2010.
(3) Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$0.99 to US$1.00 at December 31, 2010.
(4) We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates.  Such amounts are not material relative to our other financial liabilities.
(5) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 18 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

b)	Hedging Instruments
	2010	2009
Foreign exchange hedging instruments (level 2) (i)	$89,202	$114,650
Commodity hedging instruments (level 2) (ii)	-	19,449
Total current hedge liability	$89,202	$134,099

	2010	2009
Foreign exchange hedging instruments (i)	$25,448	$(146,329)
Commodity hedging instruments (ii)	19,449	(87,536)
Unrealized gain (loss) on hedging instruments	$44,897	$(233,865)

	2010	2009
Foreign exchange hedging instruments (i)	$(69,463)	$-
Commodity hedging instruments (ii)	(16,029)	40.323
Realized (loss) gain on hedging instruments	$(85,492)	$40,323

(i)	Foreign exchange hedging instruments
OPTI has foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars. OPTI’s foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

At December 31, 2010, we have US$420 million of foreign exchange hedging instruments to mitigate a portion of the exposure to the foreign exchange fluctuations on the Company’s long-term debt at a rate of approximately CDN$1.22 to US$1.00. Changes in the exchange rate between Canadian and U.S. dollars change the value of these instruments. These hedging instruments currently expire in September 2011.

(ii)	Commodity hedging instruments
OPTI’s West Texas Intermediate (WTI) hedging contracts expired in 2010.  OPTI’s commodity hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

c)	Risk management
OPTI considers its risks in relation to financial instruments in the following categories:

(i)	Credit risk
Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to OPTI. OPTI has policies and procedures in place that govern the credit risk it will assume. OPTI evaluates credit risk on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. OPTI’s objective is to have no credit losses.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. –19 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

The primary sources of credit risk arise from the following financial assets: (1) cash and cash equivalents; (2) interest reserve account; (3) accounts receivable; and (4) derivative instruments. OPTI has not had any credit losses in the past and the risk of financial loss is considered to be low given the counterparties used by the Company. As at December 31, 2010, OPTI has no financial assets that are past due or impaired due to credit-risk-related defaults.

Cash and Cash Equivalents
OPTI has cash deposits and money market investments with Canadian banks. Counterparty selection is governed by the OPTI’s treasury policy, which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at December 31, 2010 the amount in cash and cash equivalents was $173 million and the maximum exposure to a single counterparty was $39 million with a major Canadian bank.

As at December 31, 2010, the remaining terms on investments made by OPTI are less than 29 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for working capital requirements, operating activities and interest payments.

Interest reserve account
As at December 31, 2010, there was US$87 million held in an interest reserve account to fund the semi-annual interest payments on the US$300 million First Lien Notes until maturity in 2013. OPTI is permitted to invest these funds in specific investment instruments. These funds are currently invested in U.S. Treasury bills which provide a highly rated and secure investment alternative to ensure security of principal invested.

Accounts Receivable and Deposits
OPTI’s accounts receivable include amounts due from Nexen related to operating activities and Nexen Marketing related to marketing activities as well as deposits for operating expenses related to advances on joint venture expenses required under the joint venture agreement with Nexen. OPTI’s credit risk in regard to accounts receivable therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s Investor Service, and by financial institutions with an investment grade rating. Therefore, we estimate our risk of credit loss as low.

Derivative Instruments
OPTI periodically uses instruments to hedge certain of the projected financial risks. In the past, such instruments have involved the use of interest rate swaps, cross-currency interest swaps, currency-forward contracts and crude oil put options and swaps. Currently OPTI only holds foreign exchange derivatives to which the counterparties are major Canadian and international banks and lenders under OPTI’s revolving credit facility. Our exposure to non-payment from any single institution at December 31, 2010, is approximately 37 percent of the value of these derivative instruments if the instruments are in a gain position relative to the Company.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 20– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

(ii)	Liquidity risk
Liquidity risk is the risk that OPTI will not be able to meet obligations associated with financial liabilities. OPTI’s financial liabilities are comprised of accounts payable and accrued liabilities, derivative instruments, long-term debt and obligations under capital leases. OPTI frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. Liquidity risk is increased by OPTI’s high levels of long-term debt and historical net field operating losses. OPTI mitigates liquidity risk by maintaining a sufficient cash balance, maintaining sufficient current and projected liquidity to meet expected future payments based upon reasonable production and pricing assumptions and ensuring adequate sources of financing are available through bank credit facilities and complying with debt covenants. OPTI’s financial liabilities arose primarily from the development of the Project. As at December 31, 2010 OPTI has met all of the obligations associated with its financial liabilities.

See Note 6 for information regarding the amount of available credit facilities and contractual maturities of OPTI’s long-term debt. OPTI was in compliance with its debt covenants at December 31, 2010. See Note 2a regarding going concern uncertainty.

(iii)	Market risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. OPTI evaluates market risk on an ongoing basis. OPTI assesses the impact of variability in identified market risks on the medium-term cash requirements and impact with respect to covenants on the credit facilities. At December 31, 2010, OPTI had mitigation programs to reduce market risk related to foreign exchange price changes. During 2010, OPTI had mitigation programs to reduce market risk related to commodity price changes but these programs were ended December 31, 2010. The primary market risks related to the commodity contracts related to future estimated prices for WTI.

(iv)	Interest rate risk
The $190 million revolving credit facility is a variable interest rate facility with borrowing rates and duration established at the time of the initial borrowing and subsequent extension. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. At December 31, 2010, the facility remained undrawn. In January 2011, $90 million was drawn under this facility.

The Senior Notes are comprised of US$2,575 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between the Canadian dollar and U.S. dollar impact the carrying value of the Senior Notes and the measurement amount of interest expense. A CDN$0.01 change in the exchange rate will impact the carrying value of the Senior Notes by approximately $26 million. A CDN$0.01 change in the exchange rate will change OPTI’s annual interest costs by approximately $2 million.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 21– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

Foreign exchange derivative instruments
OPTI is exposed to foreign exchange rate risk on our long-term U.S. dollar-denominated debt. At December 31, 2010, we have US$420 million of foreign exchange derivative instruments to manage a portion of the exposure to the foreign exchange fluctuations on the Company’s long-term debt at a rate of approximately CDN$1.22 to US$1.00. Changes in the exchange rate between Canadian and U.S. dollars change the value of these instruments. These derivative instruments currently expire in September 2011. The instruments offset changes in the measurement amount of the US debt. The foreign exchange derivative instruments at December 31, 2010 are a liability of $89 million.

Prior to or at the expiry of the foreign exchange derivative instruments in September 2011, OPTI may choose to settle or extend to a later settlement date. If we are unable or choose not to extend the term of these instruments, we expect to pay or receive, based on the mark-to-market of this contract, at the time of the settlement. As of December 31, 2010, the value of the foreign exchange derivative instruments would change by approximately $4 million for each $0.01 change in the foreign exchange rate between U.S. and Canadian dollars. This change would have a corresponding impact on earnings (loss) before taxes in 2011.

Commodity derivative instruments
During 2010, we had established commodity derivative contracts to mitigate OPTI’s exposure of future operations to decreases in the price of its synthetic crude oil. OPTI had commodity price swaps to mitigate a portion of the exposure. During the year OPTI had WTI price swaps that provided for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl of crude oil that expired on December 31, 2010. The counterparties to the commodity derivatives were major Canadian banks and lenders under OPTI’s revolving credit facility. No new commodity derivative contracts were entered into for 2011.

(v)	Sensitivities
For the year ended December 31, 2010 estimated changes to reported net income as a result of changes in market rates are as noted. An increase of $1.00/bbl in WTI would have resulted in approximately $2 million decrease in our net loss (2009: $1 million decrease) with an offsetting increase in our net loss of approximately $nil million (2009: $1 million increase) as a result of the increase in the value of our commodity liabilities (assuming the WTI change occurred in a range where the WTI price per barrel is greater than the strike price of the commodity swap), a $0.10/GJ increase in the price of natural gas would have resulted in approximately a $1 million increase in net loss (2009: $1 million increase), a 1.0 percent increase in interest rates would have resulted in approximately a $1 million increase in net loss (2009: $1 million increase) and a $0.01 increase in the Canadian to U.S. exchange rate would decrease net loss by approximately $16 million (2009: $10 million decrease) considering the impact on the Senior Notes and related interest and the foreign exchange derivative instruments.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 22 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

11.	CAPITAL MANAGEMENT

OPTI’s objectives when managing its capital are:
•	to manage capital in a manner that will address compliance with its financial covenants;
•	to maintain an appropriate balance between debt and equity sources of financing; and
•	to maintain sufficient cash and undrawn credit capacity to provide liquidity.

OPTI defines its capital as follows:
•	capital stock; and
•	debt, including long and short-term portions.

Virtually all of our capital to date has resulted from the issuance of debt and equity.  A description of debt and related changes in the period is described in note 6. Equity capital for OPTI is described in note 9. Based on current forecasts we expect to generate positive net field operating margin to support funding for interest costs and future expenditures once bitumen production increases.

OPTI is a public company and has demonstrated access to both public and private debt and equity markets.  OPTI anticipates continued long-term access to both the debt and equity markets to fund future growth of the business and address deficiencies in liquidity.  In the short-term, there may be times where access to debt and equity markets is restricted or unavailable.

All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement.

OPTI is presently in compliance with this financial maintenance covenants in its undrawn revolving credit facility.  The following table illustrates the financial maintenance covenant

	2010	2009
Total Debt to Capitalization guideline (1)	75%	70%
Senior Notes (2)	2,607,852	2,297,875
Revolving credit facility	-	-
Foreign exchange hedging instruments (2)	90,308	114,650
Total Consolidated Debt per lending agreement	2,698,160	2,412,525

Shareholders’ Equity	1,039,007	1,310,992
Exclusions from Equity(3)	454,613	454,613
Total Shareholders Equity per lending agreement	4,191,780	4,178,130

Total Debt to Capitalization per lending agreement	64.4%	57.7%

(1) "Debt to Capitalization” means, as at any date of determination, the ratio of Total Consolidated Debt to Total Capitalization (net of the effect of any currency Hedge Agreements relating to any Debt included therein).  "Total Capitalization" means, as at any date of determination, the aggregate of Total Consolidated Debt, and Shareholders' Equity on such date.
(2) The carrying value of debt and, starting in 2010, Foreign exchange hedging instruments are translated at the average exchange rate for the preceding quarter.
(3) The carrying value of the equity is adjusted to exclude $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements at that date.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 23– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

11.	CAPITAL MANAGEMENT (CONTINUED)

With respect to our senior notes, the covenants are in place primarily to govern the total amount of debt that OPTI may incur at any time.  This limit is most affected by the present value of our total proved reserves using forecast prices discounted at 10 percent.  We have sufficient capacity under this test to incur additional debt beyond our $190 million revolving credit facility.  Other leverage considerations, such as debt to capitalization, and interest coverage ratios are expected to be more constraining in future than this limitation. Under certain payment related defaults under our revolving credit facility, we may be required to offer to repay our senior notes.

Capital funding and financing plans and targets are set at least annually based on expected development programs and forecasted financial results for the business.

12.	COMMITMENTS & CONTINGENCIES
a)	Lease obligations and other commitments
OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake Project site.  This agreement is considered to be a capital lease for accounting purposes. This agreement has a remaining term of 22 years and an option for renewal of five additional years. The interest rate implicit in the lease is 14 percent.

Minimum lease payments on OPTI’s non-cancellable gross finance lease liabilities on this agreement for the next five years and thereafter are as follows:
2011	$3,251
2012	3,019
2013	2,903
2014	2,903
2015	2,903
Thereafter	49,837
Total including interest	64,816
Less imputed interest	(44,592)
Capital lease obligation	$20,224

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty.  The initial term of this agreement is to 2014.  OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, to the Long Lake site.  The initial term of this agreement is to 2032.

Non-cancellable operating lease payments on these agreements for the next five years and thereafter are:
2011	$10,354
2012	10,589
2013	10,675
2014	5,510
2015	1,863
Thereafter	26,447
Total	$65,438

b)	Contingencies
During the construction process, a contractor placed a claim against the owners of the Long Lake project, relating to a project fabrication contract. Litigation has commenced in 2010. This lawsuit represents a contingent liability to the Company, however, the outcome is currently undeterminable and the amount of the potential liability cannot be reasonably estimated. As such, no accrual has been made in the financial statements. OPTI does not expect the related financial exposure to be material.

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 24 – 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Financial Statements
Years ended December 31, 2010 and 2009

13.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	2010	2009
Cash interest received	$740	$1,272
Cash interest paid	194,182	161,279
Non-cash changes to property, plant and equipment	563	(19,312)
Non-cash changes to inventory	-	(1,813)

	2010	2009
Cash on deposit with banks (i)	$4,537	$5,104
Short-term deposits (ii)	168,573	352,619
Total cash and cash equivalents	$173,110	$357,723

(i)	Cash on deposit with banks
Cash at banks earn interest at floating rates on daily bank deposit rates

(ii)	Short-term deposits
Short-term deposits are made for varying periods up to 90 days, depending on the cash requirements of OPTI and earn interest at the respective short-term deposit rates.

	2010	2009
Change in non-cash working capital
Accounts receivable and deposits	$(18,024)	$7,491
Accounts payable and accrued liabilities	18,587	(113,049)
Inventory	(3,408)	-
Net change in non-cash working capital	$(2,845)	$(105,558)

Operating activities	$12,305	$15,370
Financing activities	(10,276)	(3,725)
Investing activities	(4,874)	(117,203)
Net change in non-cash working capital	$(2,845)	$(105,558)

14.	SUBUSEQUENT EVENT

Subsequent to year end, OPTI borrowed $90 million on the revolving credit facility. This facility matures on December 15, 2011

NOTES TO FINANCIAL STATEMENTS
OPTI CANADA INC. – 25– 2010 ANNUAL FINANCIAL STATEMENTS

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED